Klondex Announces 2015 Production of ~128,000 GEOs;
2016 Production Guidance Increased 16% from Prior Year

Vancouver, BC - January 19 , 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to report its operating results for the fourth quarter and fiscal year 2015 from its Midas Mine and Fire Creek Project. Below is a table highlighting key operating metrics for the Company.

	3 Months ended (unaudited)				12 Months ended December 31, 2015
CONSOLIDATED OPERATIONS	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015

Tons Milled	57,664	63,059	70,997	69,568	261,288
Gold Grade OPT	0.50	0.45	0.39	0.41	0.43
Silver Grade OPT	6.78	8.00	6.65	5.36	6.66
GEO Grade OPT (1)	0.60	0.56	0.48	0.48	0.52
Gold Ounces Produced	27,225	26,552	26,300	25,816	105,893
Silver Ounces Produced	354,455	472,473	443,576	334,722	1,605,226
GEOs Produced (1)	32,207	33,007	32,068	30,249	127,527
Gold Ounces Sold	27,135	26,768	27,934	28,221	110,058
Silver Ounces Sold	304,557	543,251	454,611	406,129	1,708,548
GEOs Sold (1)	31,416	34,189	33,846	33,600	133,084

(1)
Gold equivalent ounces (“GEOs”) are the gold ounces plus the silver ounces divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver prices per ounce received by the Company in the respective period. GEO ratios were approximately 71.2:1, 73.2:1, 76.9:1 and 75.5:1 for the first, second, third and fourth quarters of 2015, respectively, and 74.2:1 for the 12 months ended December 31, 2015.

Fourth quarter production was impacted by heavy snowfall at the Midas Mill in December which delayed the processing of mined tons into 2016.

The Company also announces its 2016 production target range of 145,000-150,000 GEOs in the aggregate from its Midas Mine and Fire Creek Project, both of which are located in Northern Nevada. The Company expects its cash costs to range between $600 and $650 per GEO, and its All-in Sustaining Cost (“AISC”)(1) to range between $850 and $900 per gold ounce. Of greater importance is the All-in Cost(2) metric, which includes both growth and sustaining capital. The Company expects its All-in Cost to range between $950 and $1,000 per gold ounce for 2016. Additionally, the Company expects to spend $45 to $50 million on capital expenditures (“capex”), approximately 60% of which will be spent at Fire Creek, 30% at Midas, and the remaining 10% to be spent at the Midas Mill. Below is a table highlighting the Company’s guidance for 2016.

OPERATIONS	Production (GEOs)	Cash Cost (per GEO)(1)	CAPEX (millions)
Fire Creek Project	97,000 - 100,000	$450 - $500	$28 - $30
Midas Mine and Mill	48,000 - 50,000	$850 - $900	$17 - $20
Total Klondex	145,000 - 150,000	$600 - $650	$45 - $50

(1)
Please refer to the "Non-IFRS Performance Measures" section of the Company's most recently filed Management's Discussion & Analysis (available at www.sedar.com) for a description of these non-IFRS performance measures.

(2)
All-in costs is a Non-IFRS Performance Measure. The Company’s all-in costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council and is intended to reflect the varying costs of producing gold over the life-cycle of a mine.  All-in costs per gold ounce is comprised of 1) those costs included in all-in sustaining costs per gold ounce, 2) expansionary capital and exploration expenditures at existing operations and projects, and 3) certain community relations, permitting, and general and administrative costs that are not related to current operations.

As an update on the acquisition of the Rice Lake Mine and Mill Complex, the Company continues to expect to close the transaction by the end of January 2016. Subsequent to closing, the Company will begin updating the historical mineral resource and reserve estimates and develop a detailed mine plan that will allow for a production decision in the fourth quarter 2016.

Paul Andre Huet, President and CEO commented, "2015 was another important year for Klondex and our shareholders with production approximately 20% higher than the prior year. Looking ahead to a very promising 2016, we continue our focus on growing Nevada by aggressively investing in Fire Creek and maintaining steady-state at Midas. As a result, we are increasing our production target by approximately 16% over 2015, to 145,000-150,000 GEOs. Additionally, we are excited to launch our pre-production plan to rehabilitate, explore and develop our soon to be acquired Canadian asset."

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, “forward-looking information”), including but not limited to information about the magnitude and the quality of the Midas and Fire Creek projects, statements regarding the timing of updates of estimation of mineral resources and mineral reserves, guidance on 2016 production from its Midas Mine and Fire Creek projects, cash costs and all-in sustaining costs, expected capital and exploration expenditures and the potential delineation of additional mineral resources through further exploration at the Midas and Fire Creek project, the closing of the Rice Lake Mine and mill acquisition, the timing of a production decision, project development and related permitting, cash flows and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.